Exhibit 99.2

Wowo Limited Reports Second Quarter 2016 Unaudited Financial Results

BEIJING, China, August 22, 2016 – Wowo Limited (the “Company” or “JM Wowo”) (NASDAQ: JMU), a leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the foodservice industry in China, today announced its unaudited financial results for the second quarter of 2016 ended June 30, 2016.

Second Quarter 2016 Highlights

•	Revenues in the second quarter of 2016 were $56.1 million, an increase of 26.8% from $44.3 million in the first quarter of 2016.

•	Gross loss was $45,000 in the second quarter 2016, improved from $156,000 in the first quarter of 2016.

•	B2B online platform recorded gross billing of RMB1,598 million (US$240 million) in the second quarter of 2016, measured in terms of gross merchandise value (“GMV”).

•	Active customer accounts reached 32,775 as of June 30, 2016.

•	Third-party sellers on the Company’s JMU online marketplace reached 14,085.

Ms. Xiaoxia Zhu, Co-chairperson and Chief Executive Officer commented, “We are pleased to achieve continuous topline growth in the second quarter of 2016. Our revenue growth was attributable to the increase in order volume from our growing online direct sales business. We continue to expand the number of qualified international suppliers onto our online platform to better serve our customers. In the second quarter of 2016, we entered into partnership agreements with several outstanding food companies including Dalian Beston Global Food Company, Sino-Australia Top Beef (Tianjin) Co., Ltd. and Hebei Qianxihe Meat Industry Co., Ltd. This highlights our successful efforts to seek partnerships with leading direct suppliers to strengthen China’s online platform catering supply chain system. As we aim to build one of China's largest internet foodservice platforms, we will continue to actively seek additional partnerships with both domestic and international suppliers and provide our customers with more high-quality products and services.”

“Also during the second quarter, we changed our ticker to ‘JMU’ to better reflect the direction of our company as a leading B2B online e-commerce platform operating in China’s foodservice industry and also relocated our headquarters to a larger facility located in Bay Valley, Shanghai to better prepare us for future growth and expansion. Finally, in July, our consolidated affiliated entity, Zhongmin Supply Chain Management Co., Ltd., received the ‘Regional Headquarters Certificate’ from the Shanghai government, recognizing it as one of the key trading companies headquartered in Shanghai. We are very happy to achieve this recognition and will capitalize on our favorable reputation and strength of our foodservice B2B platform expertise to further expand our development activity,” concluded Ms. Zhu.

Recent Corporate Highlights

•	In July 2016, the Company relocated its corporate headquarters to Bay Valley, Shanghai.

•	In July, JM Wowo’s consolidated affiliated entity in China, Shanghai Zhongmin Supply Chain Management Co., Ltd., is among the first group of 94 Shanghai-based trading companies that received the ‘Regional Headquarters Certificate’ from the Shanghai government, recognizing it as one of the key trading companies headquartered in Shanghai.

•	In July, the Company entered into a strategic partnership with Chongqing Haier Home Appliance Sales Co., Ltd. Shanghai Branch. JM Wowo customers can purchase a full line of Haier products with supporting services on JM Wowo’s online marketplace.

•	On July 18th, the Company entered into a strategic cooperation agreement with Taetea Group, a leading tea company that produces, distributes and sells Pu’er tea with over 2,200 retail outlets in Asia.

Second Quarter 2016 Financial Performances

As previously announced, in September 2015, JM Wowo divested Wowo Group Limited, the Company’s group buying and other non-foodservice-related businesses in an effort to build one of China's largest internet foodservice platforms, improve its profitability and streamline its business operations.

Revenues were $56.1 million for the second quarter of 2016, an increase of 26.8% from $44.3 million in the first quarter of 2016. The growth of revenue in the second quarter 2016 was mainly due to the larger order volume from our growing online direct sales business.

Cost of revenues was $56.2 million in second quarter 2016, an increase of 26.5% from $44.4 million in the first quarter of 2016, which generally is in line with the growth of our revenues.

Gross loss for the second quarter of 2016 was $45,000, improved from gross loss of $160,000 in first quarter 2016. The improvement was mainly due to the increasing sales in the second quarter of 2016.

Selling and marketing expenses in the second quarter 2016 increased 29.4% to $2.1 million from $1.7 million in the first quarter of 2016. As a percentage of total revenue, selling and marketing expense was 3.8% and 3.7% in the second and first quarter of 2016, respectively. The increase in marketing expenses was primarily due to higher service charge arising from the intensive marketing activities in second quarter.

General and administrative expenses in second quarter 2016 were $3.5 million, up 14.1% compared to $3.0 million in the first quarter of 2016. The increase in general and administrative expenses was mainly due to the increase of R&D staff cost as the Company expanded its platform development team in the second quarter of 2016. As a percentage of total revenues, general and administrative expenses was 6.2% and 6.9% in the second and first quarter of 2016, respectively.

Loss from operations in the second quarter of 2016 was $5.7 million, an increase of 16.6% from $4.8 million in the first quarter of 2016.

Net loss attributable to the Company in the second quarter of 2016 was $5.1 million, an increase of 18.9% as compared to $4.3 million in the first quarter of 2016. Non-GAAP net loss attributable to the Company, which excludes amortization of acquired intangible assets, impairment of goodwill and related provision for income tax benefits, was $3.5 million compared to $2.7 million in the first quarter of 2016. For the quarter ended June 30, 2016 and March 31, 2016 the Company’s weighted average number of ordinary shares used in computing loss per ordinary share was 1,476,208,670 and 1,476,208,670, respectively.

As of June 30, 2016, the Company’s cash and cash equivalents was $3.6 million, a decrease of 68% as compared to $11.2 million as of December 31, 2015. The decrease in cash and cash equivalents was mainly due to the growth of our online direct sales which requires cash outflow for products procurement. Working capital was $7.9 million as compared to $16.1 million as of December 31, 2015. Total shareholders’ equity was $284.8 million and $304.7 million as of June 30, 2016 and December 31, 2015, respectively.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures that are adjusted from results based on U.S. GAAP to exclude amortization of acquired intangible assets, impairment of goodwill and related provision for income tax benefits.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP financial results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP loss from operations and net loss attributable to the Company) which is adjusted from results based on U.S. GAAP to exclude amortization of acquired intangible assets, impairment of goodwill and related provision for income tax benefits. A limitation of using these non-GAAP financial measures is that amortization of acquired intangible assets, impairment of goodwill and related provision for income tax benefits have been and may continue to be for the foreseeable future significant recurring expenses in our results of operations. We compensate for these limitations by providing reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures. Please see the reconciliation tables at the end of this earnings release.

About JM Wowo

JM Wowo currently operates China’s leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the catering industry. With the help of Internet and cloud technologies, JM Wowo has the vision to reshape the procurement and distribution pattern and build a fair business ecosystem in the catering industry in China. JM Wowo is further promoting the use of its platform for small- and medium-sized restaurants and restaurant chains in China.

Through cooperation with national and local industry associations and reputable restaurant groups across China, JM Wowo has formed a leading industrial alliance and has great resource leverage in China’s catering industry. JM Wowo works closely with suppliers and customers in the catering industry, providing one-stop procurement services, as well as other value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “ought to”, “plan”, “project”, “potential”, “seek”, “may”, “might”, “can”, “could”, “will”, “would”, “shall”, “should”, “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about JM Wowo’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as JM Wowo’s strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. JM Wowo’s plan to enhance customer experience, upgrade infrastructure and increase service offerings might not be well received. JM Wowo might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and JM Wowo does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Lichao Zhao, IR Director

Wowo Limited

zhaolichao@ccjmu.com

Tel: +86-183 2119 5582

Bill Zima

ICR Inc.

bill.zima@icrinc.com

Tel: +1(203)-682-8200

Wowo Limited

Unaudited Condensed Consolidated Statements of Operations

(US dollars in thousands, except share number and per share data)

	Three months ended
	March 31, 2016	June 30, 2016
Revenues	44,263	56,134
Cost of revenues	44,419	56,179
Gross loss	(156)	(45)
Operating expenses:
Selling and marketing	1,650	2,135
General and administrative	3,041	3,469
Total operating expenses	4,691	5,604
Loss from operations	(4,847)	(5,649)
Interest income	13	5
Other expenses, net	0	0
Loss before provision for income taxes	(4,834)	(5,644)
Provision for income tax benefits	540	540
Net loss attributable to WoWo Limited	(4,294)	(5,104)
Net loss attributable to holders of ordinary shares of WoWo Limited	(4,294)	(5,104)

Net loss per ordinary shares
Basic	(0.0029)	(0.0035)
Diluted	(0.0029)	(0.0035)
Weighted average shares used in calculating net loss per ordinary shares
Basic	1,476,208,670	1,476,208,670
Diluted	1,476,208,670	1,476,208,670

Wowo Limited

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	December 31,	June 30,
	2015	2016
Assets
Current assets:
Cash and cash equivalents	11,152	3,633
Accounts receivable, net	3,748	2,689
Inventories, net	94	1,461
Prepaid expenses and other current assets	25,282	25,318
Amounts due from related parties	807	568

Total current assets	41,083	33,669
Long-term investment	-	752
Property and equipment, net	478	1,684
Acquired intangible assets, net	50,563	42,144
Goodwill	250,650	243,366
Other non-current assets	-	-
Total assets	342,774	321,615
Current liabilities:
Accounts payable	3,831	4,374
Accrued expenses and other current liabilities	19,971	18,100
Advance from customers	828	1,817
Amounts due to related parties	320	1,477

Total current liabilities	24,950	25,768
Non-current liabilities:
Other non-current liabilities	502	502
Deferred tax liabilities-non-current	12,641	10,536
Total liabilities	38,093	36,806
Shareholders' equity:
Ordinary shares	14	14
Additional paid-in capital	630,470	630,470
Accumulated deficit	(326,711)	(336,109)
Accumulated other comprehensive (loss)/income	908	(9,566)
Total WoWo Limited shareholders' equity	304,681	284,809
Total liabilities and equity	342,774	-321,615

Wowo Limited

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(US Dollars in thousands)

	Three Months Ended
	March 31, 2016	June 30, 2016

Loss from operations	4,847	5,649
Net loss attributable to Wowo Ltd.	4,294	5,104

Amortization of acquired intangible assets	2,159	2,161
Impairment of goodwill	-	-
Provision for income tax benefits	(540)	(540)

Non-GAAP loss from operation (a)	2,688	3,488
Non-GAAP net loss attributable to Wowo Ltd.(a)(b)	2,675	3,483

(a) Adjustment to exclude amortization of acquired intangible assets
(b) Adjustment to exclude provision for income tax benefits